September 19, 2019

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ibolya Ignate and Jim Rosenberg

Re:     La Jolla Pharmaceutical Company
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 4, 2019
File No. 001-36282
Ladies and Gentlemen:

On behalf of La Jolla Pharmaceutical Company (the “Company”), this letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter dated August 26, 2019 from the staff relating to the above-referenced Form 10-K (the “Form 10-K”). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expense, page 29

1.
Refer to your disclosure that the increase in 2018 was primarily due to increased personnel and related costs and share-based compensation expense in support of the advancement of GIAPREZA and the clinical development of LJPC-401 and other product candidates. If GIAPREZA was approved by the FDA on December 21, 2017, please tell us why the increase was due to its advancement in 2018. Further, provide us an analysis showing the amount of research and development separately for: a) GIAPREZA, b) LJPC-401 and c) other product candidates in 2018 as compared to 2017.

Company Response:

In response to the Staff's request, the costs referenced in the MD&A for the “advancement” of GIAPREZA in 2018 included clinical study, manufacturing and other costs related to gaining approval of GIAPREZA in countries outside of the U.S., as well as clinical activities undertaken in support of potential new/expanded indications within the U.S. In addition, these costs included manufacturing costs incurred for pre-validation and process validation of Angiotensin II to be used to seek regulatory approval for a potential second supplier for the drug product.

Our employees routinely work concurrently on multiple programs that are defined as research and development in nature and these costs are not assigned to individual programs. Additionally, indirect costs such as rent, utilities, depreciation, share-based compensation and other employee-related expenses are not assigned to individual programs. An analysis of costs assigned to programs would exclude approximately 55% to 60% of total R&D costs which are not assigned to programs and therefore we are not able to provide the requested R&D expenses broken down by program, as requested.

Liquidity and Capital Resources, page 31

2.
Refer to your disclosure “The Company had no debt as of December 31, 2018 and 2017” herein and similar disclosure on page 16 in your June 30, 2019 Form 10-Q. Please provide us proposed revised disclosure to be included in future filings that addresses the debt you incurred in connection with the Deferred Royalty Obligation and its balance due at the most recent reporting date.

Company Response:

The Company notes that per the royalty financing agreement with HealthCare Royalty Partners (HCR), the agreement terminates upon our payment of the maximum royalty payment amount or January 1, 2031, whichever comes first. Quarterly royalty payments are based on a percentage of current product sales (with no minimum payment obligations in any given period) and if the maximum payment amount is not paid by January 1, 2031, no further royalty obligation is due to HCR.

The Deferred Royalty Obligation is determined based on product sales and does not have a total fixed or determinable payment amount. Although we do not believe our Deferred Royalty Obligation is traditional debt financing in that it lacks a maturity date and an absolute obligation to pay a fixed amount by a given date, in future filings in the liquidity section we will either remove the statement regarding debt or revise our statement to clarify that we do not have traditional debt financing.

Notes to the Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Revenue Recognition, page F-7

3.
For each type of variable consideration listed in the third paragraph herein, please provide us an analysis supporting why the most-likely amount method is appropriate versus the expected value method. Refer to ASC 606-10-32-8.

Company Response:

During 2018, which was our first year of product revenue, variable consideration within the Company’s distributor agreements were contractually stated rates, rather than a range of rates, most of which occur automatically. Therefore, the Company considered the most likely amount method the most predictable method for estimating its variable consideration.

During 2019, we continued to expand our revenue and contracting strategy and are now using both the most likely amount and the expected value methods. We use the most likely amount method for discounts, returns and administrative fees and the expected value method for chargebacks. Therefore, we propose adding the following language on a prospective basis to FN2 Summary of Significant Accounting Policies: “Depending on the specific type of variable consideration, we use either the expected value or most likely amount method to determine the variable consideration.”

8. Deferred Royalty Obligation, page F-17

4.	Please tell us your consideration of providing the fair value of and the relevant disclosures for the Deferred Royalty Obligation required by ASC 820-10-50.

Company Response:

The Company notes that the carrying value of the Deferred Royalty Obligation currently approximates its fair value. We will continue to assess the fair value of the Deferred Royalty Obligation. In future filings in the Deferred Royalty Obligation footnote, we will disclose that the Deferred Royalty Obligation is classified as Level 3 in the fair value hierarchy and the carrying value of the Deferred Royalty approximates its fair value as the unobservable inputs and terms of the obligation have not materially changed.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 207-4264 Ext. 1040. Thank you for your assistance with this matter.

Sincerely,

/s/ Dennis Mulroy
Dennis Mulroy
Chief Financial Officer
La Jolla Pharmaceutical Company

cc:	Ryan A. Murr
Gibson, Dunn & Crutcher LLP